

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

November 23, 2016

<u>Via E-mail</u>
Ronald A. Ballschmiede
Chief Financial Officer
Sterling Construction Company, Inc.
1800 Hughes Landing Boulevard
The Woodlands, Texas 77380

> **Re:** **Sterling Construction Company, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed March 14, 2016**
> **File No. 1-31993**

Dear Mr. Ballschmiede:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief

Office of Manufacturing and
Construction